Exhibit 99.77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

On November 14, 2013, a special meeting of the shareholders of the Perkins Discovery Fund was held for the purpose of electing four Trustees to the World Funds Trust’s Board of Trustees. The four nominees were approved by the shareholders of the Fund based on the following results:

Total Outstanding Shares:	337,427

Total Shares Voted:	136,472

Voted For:	135,480

Voted Against:	0

Abstained:	992